Mail Stop 3561
      December 29, 2005


Michael P. Paolillo, Esq.
Senior Vice President and Counsel
GE Consumer Finance
1600 Summer Street, 3rd Floor
Stamford, CT  06927

Re:	RFS Holding, LLC
	Registration Statement on Form S-3
	Filed November 30, 2005
      File No. 333-130030

Dear Mr. Paolillo,

      We have limited our review of your filing to those issues addressed by the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to the other, make conforming revisions as appropriate.
2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
3. Please confirm that you plan to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registrant statement or under cover of Form 8-K and incorporated by reference into the registration statement, prior to or at the time of each takedown, or that all the material terms will have already been disclosed in the 424. Refer to Item 1100(f) of Regulation AB.
4. Confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5) of Regulation AB, respectively.

Prospectus Supplement

General
5. Please add bracketed language to reflect where you will disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation
AB,
as applicable.
6. We suggest explicitly incorporating the annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Summary
7. Please provide a brief summary of the flow of funds, payment priorities and allocations, and fees and expenses. Refer to Item 1103(a)(3)(vi) of Regulation AB.
8. Furthermore, please include here or elsewhere where appropriate a chart or graphical illustration of the flow of funds, and payment priorities and allocations, including any subordination features, to complement the narrative description, or advise why this would not aid the understanding of the flow of funds to a potential investor.

Addition of Assets to the Issuer, page S-3
9. Please provide a cross-reference to where you define "eligible accounts" in the base prospectus, or include that defined term in the glossary to the prospectus supplement.

Allocation of Collections and Losses, page S-5
10. We note that you contemplate including a revolving period. Please include bracketed language to disclose in the prospectus supplement the information required by Item 1103(a)(5)(i), (iii),
(iv), (v) and (vi), as applicable.
11. Furthermore, please clarify why there is no section heading entitled "revolving period" in either the prospectus supplement, or the base prospectus, and no reference to a description of the revolving period in either table of contents. Revise as may be appropriate.

Credit Enhancement, page S-8
12. Please revise to briefly describe in the summary how losses not covered by enhancements or support will be allocated to the securities. Refer to Item 1103(a)(3)(ix) of Regulation AB.

Interest Rate Swaps, page S-9
13. Please revise the base prospectus to describe any derivatives you reasonably contemplate to be included in an actual takedown. We note that you contemplate using interest rate swaps. Please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available.

Servicing and Servicer`s Fee, page S-12
14. Please disclose the distribution priority of the servicing fees.
Refer to Item 1103(a)(7) of Regulation AB.

Risk Factors, page S-14
15. We note your bracketed statement on the cover page that you intend to apply to list the notes on the Irish Stock Exchange.
Please tell us why that information is not reflected in the first risk factor discussion, and revise as appropriate.

Trust Portfolio, page S-20
16. Please confirm that you have provided all relevant information pursuant to Item 1111(b) of Regulation AB; in particular, Item
1111(b)(8).



Maturity Considerations, page S-24
17. We note you provide a description of the controlled accumulation period, and the early amortization period, but not the revolving period. Please revise to provide such description. Refer to Item 1111(g) of Regulation AB and revise to provide all information that may be required by that item requirement, in the applicable section(s) of the registration statement, or advise us where that information currently appears.

Use of Proceeds, page S-27
18. We note that you may use part of the proceeds of the offering for general corporate purposes and to repay debt. Please tell us what you mean by "general corporate purposes."
19. Furthermore, please tell us whether the receivables you purchased using the intercompany loan are going to be part of this asset pool.
Revise to explain in more detail how and why you may be using the net proceeds to repay intercompany indebtedness.

Reports to Noteholders, page S-42
20. Please confirm that Annex II contains all the information required by Item 1121(a) of Regulation AB.

Base Prospectus

Evidence as to Servicer`s Compliance, page 32
21. Please revise this section to state that the servicer will use the applicable servicing criteria in paragraph (d) of Item 1122 in its report on assessment.
22. Please advise whether you intend to file an updated servicing agreement. We note that the servicing agreement you have incorporated by reference from your 2004 registration statement indicates in Section 2.9 that the servicer will provide its report on or before the 75th day following the end of the servicer`s fiscal year, not on or before the 90th day, as you disclose here on page 32.
Please clarify.

Representations and Warranties, page 41
23. Refer to your description of eligible accounts on page 42. We note that the eighth bullet point states that the trust`s account may not include any receivables that have been charged-off as uncollectible. We also note your disclosure in the last paragraph that eligible accounts may include accounts where the receivables have been written-off as uncollectible. Please note that non-performing assets may not be part of the asset pool as of the cut-off date. Refer to Item 1101(c)(2)(iii) as well as the definition of non-performing in Item 1101(g) of Regulation AB. Please clarify and revise as appropriate.
24. We note your reference to "eligible receivables" in the second to last paragraph on this page. Please clarify where that term is "described below" and revise to more clearly define that term. Consider whether a Glossary might also be useful for the base prospectus, as well as the supplement.

Addition of Trust Assets, page 46
25. Please clarify, if true, that the addition of trust assets will be made only during the revolving period, and briefly describe the mechanics of the revolving period, to the extent material.

New Issuance of Notes, page 51
26. Please confirm that you will report in your monthly distribution report on Form 10-D any sales of securities that are either backed by the same asset pool or are otherwise issued by the issuing entity pursuant to Item 3 of that form.

Interest Payments, page 56
27. Please delete the reference to "other type of rate" in the first paragraph and disclose in the base prospectus the possible types of indices that interest rates for the notes loans may be based upon.

Fees and Expenses Payable from Collections, page 66
28. Please provide more specific disclosure with respect to the indenture trustee and the owner trustee`s fees. For example, is the amount, or a formula to determine the amount, set forth in the indenture agreement? If so, it should be disclosed here. Please clarify.
29. Furthermore, we note that you cross reference to the supplement for disclosure of the distribution priority of the various fees; however, we do not find a similar fees and expenses section in the supplement. Please revise to either provide a more specific cross-reference for the distribution priority disclosure, or include a similar section or table with the more specific information in the prospectus supplement.



Credit Enhancement, page 68
30. Please revise to delete the catch-all reference to "another method of credit enhancement" referenced in the second sentence of the first paragraph. Instead, disclose all forms of credit enhancement reasonably contemplated to be included in an actual takedown.

Note Ratings, page 71
31. Please also disclose in the base prospectus whether the notes must be rated as investment grade instruments.

Reports to Noteholders, page 79
32. Please clarify why you have included two sections entitled
"reports to noteholders."

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities and Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Messeret Nega at (202) 551-3316 or me at
(202)
551-3814 with any other questions.

      Sincerely,



Sara W. Dunton
Senior Attorney



cc:	Via Facsimile
      Rober Hugi, Esq.
      Mayer, Brown, Rowe & Maw LLP
      (312) 706 8153
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Michael P. Paolillo, Esq.
GE Consumer Finance
December 29, 2005
Page 1